UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2022

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 2, 2022, Paul V. Maier was appointed to our Board of Directors as a Class III director. Mr. Maier was also appointed to serve as the Chair of the Audit Committee and as a member of the Compensation Committee.

Mr. Maier currently serves as a board member of Small Pharma Inc., a public life science company, since November 2021, 4D Pharma plc, a public biotherapeutic company, since February 2021, Eton Pharmaceuticals, Inc, a public life science company, since September 2017, and International Stem Cell Corporation, a public life science company, since 2007. Previously, Mr. Maier was the Chief Financial Officer at Sequenom, Inc. from 2009 to 2014. Mr. Maier also served as Senior Vice President and Chief Financial Officer of Ligand Pharmaceuticals from 1992 to 2007, and as independent financial consultant to certain life sciences companies. Mr. Maier holds a B.S. in business logistics from the Pennsylvania State University and an M.B.A. from Harvard University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Feng Tian
Name:	Feng Tian, Ph.D.
Title:	Chief Executive Officer

Date: February 7, 2022